Exhibit 3.1

CERTIFICATE OF DESIGNATION

of

SERIES J CONVERTIBLE PREFERRED STOCK

of

ELITE PHARMACEUTICALS, INC.,

(Pursuant to Section 78.1955 of the
Nevada Revised Statutes)

__________________________________

Elite Pharmaceuticals, Inc., a corporation organized and existing under the laws of the State of Nevada (hereinafter called the “Corporation”), hereby certifies that the following resolution was adopted by the board of directors of the Corporation as required by Section 78.1955 of the Nevada Revised Statutes at a meeting of the Directors on April 28, 2017:

RESOLVED, that pursuant to the authority granted to and vested in the board of directors of the Corporation (the “Board”) in accordance with the provisions of the Articles of Incorporation of the Corporation, as currently in effect, the Board hereby creates a series of Preferred Stock, par value $0.01 per share (the “Preferred Stock”), of the Corporation and hereby states the designation and number of shares, and fixes the relative rights, preferences, and limitations thereof as follows (with all terms not otherwise defined having the meaning set forth in Section 9 of the Certificate of Designation or, if not defined therein, in the Exchange Agreement):

Series J Convertible Preferred Stock:

Section 1.    Designation, Amount and Stated Value. The shares of such series shall be designated as “Series J Convertible Preferred Stock” (the “Series J Preferred Stock”) and the number of shares constituting the Series J Preferred Stock shall be Fifty (50) and stated value of each share of Series J Preferred Stock shall be equal to $1,000,000 (One million dollars) (the "Stated Value"). Such number of shares may be increased or decreased by resolution of the board of directors; provided, that no decrease shall reduce the number of shares of Series J Preferred Stock to a number less than the number of shares then outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the conversion of any outstanding securities issued by the Corporation convertible into Series J Preferred Stock.

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Section 2.    Dividends, Distributions and Rank.

(a) Solely during any Dividend Entitlement Period, holders of Series J Preferred Stock (the “Holders”)s shall be entitled to receive, and the Corporation shall pay, dividends at the rate per share (as a percentage of the Stated Value per share) of 20% per annum, payable quarterly, in arrears, on January 1, April 1, July 1 and October 1, (except that, if such date is not a Trading Day, the payment date shall be the next succeeding Trading Day) (each such date, a "Dividend Payment Date") in cash or duly authorized, validly issued, fully paid and non-assessable shares of Series J Preferred Stock as set forth in this Subsection (a), or a combination thereof (the amount to be paid in shares of Series J Preferred Stock, the "Dividend Share Amount"). The form of dividend payments to each Holder shall be made, at the option of the Holders, (i) in cash, to the extent that funds are legally available for the payment of dividends in cash, (ii) in shares of Series J Preferred Stock, or (iii) a combination thereof. Dividends on the Series J Preferred Stock shall be calculated on the basis of a 360-day year, shall accrue daily during the Dividend Commencement Period, and shall be deemed to accrue from such date whether or not earned or declared and whether or not there are profits, surplus or other funds of the Corporation legally available for the payment of dividends. Except as otherwise provided herein, if at any time the Corporation pays dividends partially in cash and partially in shares, then such payment shall be distributed ratably among the Holders based upon the number of shares of Series J Preferred Stock held by each Holder on such Dividend Payment Date. No Holder is entitled to receive any Dividends and the Company is not obligated to pay any Dividends to any Holder other than during a Dividend Entitlement Period.

(b) The Series J Preferred Stock shall rank senior to the Common Stock with respect to the payment of dividends and pari passu to the Common Stock with respect to liquidation, dissolution or winding up of the Corporation.

(c) So long as any Series J Preferred Stock shall remain outstanding, the Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends payable pursuant to the Series H Preferred Stock or any shares of any series of Preferred Stock (or any similar stock) ranking prior and superior to the Series J Preferred Stock with respect to dividends) unless the Holders shall first receive, or simultaneously receive, a dividend on each outstanding share of Series J Preferred Stock in an amount equal to the dividend the Holders would have been entitled to receive upon conversion, in full, of one share of Series J Preferred Stock immediately prior to the record date for determination of holders entitled to receive such dividend regardless of whether an Authorized Share Deficiency Exists.

Section 3.    Voting Rights. The Holders of shares of Series J Preferred Stock shall have the following voting rights:

(a) On any matter presented to the shareholders of the Corporation for their action or consideration at any meeting of shareholders of the Corporation (or by written consent of shareholders in lieu of meeting), each Holder shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series J Preferred Stock held by the Holder are convertible as of the record date for determining the shareholders entitled to vote on such matter regardless of whether an Authorized Share Deficiency Exists.

(b) Except as otherwise provided herein, in any other certificate of designations creating a series of Preferred Stock or any similar stock, or by law, the Holders and the holders of shares of Common Stock and any other capital stock of the Corporation having general voting rights shall vote together as one class on all matters submitted to a vote of shareholders of the Corporation.

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(c) Except as set forth herein, or as otherwise provided by law, Holders shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for taking any corporate action.

Section 4.    Conversion at the Option of the Holder.

(a) Conversion. Each share of Series J Preferred Stock shall be convertible into shares of Common Stock (subject to the limitations set forth in Section 4(c)), at the option of the Holder, on any Conversion Date, by dividing the Stated Value of such share of Series J Preferred Stock by the Conversion Price.

(b) Conversion Price. The conversion price for the Series J Preferred Stock shall equal $0.1521, subject to adjustment herein (the “Conversion Price ”).

(c) Conversion Restrictions. Anything set forth herein to the contrary notwithstanding, if, upon any Conversion Date there is not a sufficient number of authorized shares of Common Stock (that are not issued, outstanding or reserved for issuance) available to effect the entire conversion of the then outstanding shares of Series J Preferred Stock and the then outstanding common stock purchase warrants issued in conjunction therewith (an “Authorized Share Deficiency”), such conversion shall not exceed the Issuable Maximum; however, the Corporation shall use its best efforts to obtain Shareholder Approval within two (2) years of the date of first issuance of Series J Preferred Stock to permit the balance of the conversion. If Shareholder Approval is not obtained due to an insufficient number of shareholder votes for passage, the Corporation shall continue to solicit for Shareholder Approval annually thereafter.

(d) Mechanics of Conversion.

(i)    A Holder shall effect conversions under Section 4(a) by delivering to the Corporation a Conversion Notice. Promptly after receipt by the Corporation of a Conversion Notice, the Corporation shall (A) issue or cause to be issued and cause to be delivered to or upon the written order of the Holder and in the name of the Holder a certificate for the Conversion Shares or (B) instruct the Corporation’s transfer agent to issue such Conversion Shares in book entry form and promptly notify Holder of same. The Holder shall be deemed to have become holder of record of such Conversion Shares as of the Conversion Date.

(ii)    Conversion Shares shall be restricted securities, not transferable unless registered under the Securities Act of 1933 or such transfer is permitted pursuant to an exemption from such registration under such Act.

(e) Fractional Shares. Upon a conversion hereunder, the Corporation shall not be required to issue stock certificates representing fractions of shares of Common Stock, but may if otherwise permitted, make a cash payment in respect of any final fraction of a share.

(f) Transfer Taxes. The issuance of certificates for Conversion Shares on conversion of the Series J Preferred Stock shall be made without charge to the Holder for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificates, provided that the Corporation shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate upon conversion in a name other than that of the Holder of such shares of Series J Preferred Stock so converted and the Corporation shall not be required to issue or deliver such certificates unless or until the Person or Persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

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Section 5.    Reacquired Shares. Any shares of Series J Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock subject to the conditions and restrictions on issuance set forth herein, in the Articles of Incorporation, or in any other certificate of designations creating a series of Preferred Stock or any similar stock or as otherwise required by law.

Section 6.    Liquidation, Dissolution or Winding Up.

(a) Upon any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary (a “Liquidation”), each Holder shall be entitled to receive for each share of Series J Preferred Stock, pari passu and pro rata with the holders of Common Stock, out of the assets, whether capital or surplus, of the Corporation an amount equal to the amount distributable with regard to the number of whole shares of Common Stock into which the shares of Series J Preferred Stock held by the Holder are convertible as of the date of the Liquidation regardless of whether an Authorized Share Deficiency Exists.

(b) In the event, however, that there are not sufficient assets available to permit payment in full of the Liquidation Amount, then remaining assets shall be distributed ratably to the Holders and the holders of the Common Stock, in proportion to their Common Stock Equivalency.

Section 7.    Certain Adjustments.

(a) Stock Dividends and Splits. If the Corporation, at any time while the Series J Preferred Stock is outstanding: (A) pays a stock dividend or otherwise makes a distribution or distributions payable in shares of Common Stock on shares of Common Stock or any other Common Stock Equivalents; (B) subdivides outstanding shares of Common Stock into a larger number of shares; (C) combines (including by way of a reverse stock split) outstanding shares of Common Stock into a smaller number of shares; or (D) issues, in the event of a reclassification of shares of the Common Stock, any shares of capital stock of the Corporation, then the Conversion Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding any treasury shares of the Corporation) outstanding immediately before such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event. Any adjustment made pursuant to this Section 7(a) shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

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(b) Subsequent Dilutive Issuances. If the Corporation or any Subsidiary thereof, at any time while this Series J Preferred Stock is outstanding, sells or grants any option to purchase or sells or grants any right to reprice its securities (other than any Common Stock or Common Stock Equivalents in connection with an Exempt Issuance), entitling any Person to acquire shares of Common Stock at an effective price per share that is lower than the then applicable Conversion Price (any such issuance, a “Dilutive Issuance ”) (if the holder of the Common Stock or Common Stock Equivalents so issued shall at any time, whether by operation of purchase price adjustments, reset provisions, floating conversion, exercise or exchange prices or otherwise, or due to warrants, options or rights per share which are issued in connection with such issuance, be entitled to receive shares of Common Stock at an effective price per share that is lower than the then applicable Conversion Price, such issuance shall be deemed to have occurred for less than the then applicable Conversion Price on such date of the Dilutive Issuance), then the then applicable Conversion Price shall be reduced to a price determined by multiplying the then applicable Conversion Price by a fraction, the numerator of which is the sum of (i) the number of shares of Common Stock issued and outstanding immediately prior to the Dilutive Issuance plus (ii) the number of shares of Common Stock issuable upon conversion or exercise of Common Stock Equivalents issued and outstanding immediately prior to the Dilutive Issuance plus (iii) the number of shares of Common Stock which the offering price for such Dilutive Issuance would purchase at the then applicable Conversion Price, and the denominator of which shall be the sum of (1) the number of shares of Common Stock issued and outstanding immediately prior to the Dilutive Issuance plus (2) the number of shares of Common Stock issuable upon conversion or exercise of Common Stock Equivalents issued and outstanding immediately prior to the Dilutive Issuance plus (3) the number of shares of Common Stock so issued or issuable in connection with the Dilutive Issuance. Notwithstanding the foregoing, no adjustment will be made under this Section 7(b) in respect of any issuance as to which the Holders of a majority of the then issued and outstanding shares of Series J Preferred Stock have provided their written approval. The Corporation shall notify the Holders in writing, no later than five (5) Business Days following a Dilutive Issuance, indicating therein the applicable issuance price, or applicable reset price, exchange price, conversion price and other pricing terms (such notice, the “Dilutive Issuance Notice ”). For purposes of clarification, whether or not the Corporation provides a Dilutive Issuance Notice pursuant to this Section 7(b), upon the occurrence of any Dilutive Issuance, the Holders are entitled to receive a number of Conversion Shares based upon the adjusted Conversion Price on or after the date of such Dilutive Issuance, regardless of whether the Holders accurately refer to the adjusted Conversion Price in the Notice of Conversion.

(c) Pro Rata Distributions. If the Corporation, at any time while there are any shares of Series J Preferred Stock issued or outstanding, distributes to all holders of Common Stock (i) evidences of its indebtedness, (ii) any security (other than a distribution of Common Stock described in Section 7(b)), (iii) rights or warrants to subscribe for or purchase any security, or (iv) cash or any other asset (in each case, “Distributed Property”), then, at the request of any Holder delivered before the 90th day after the record date fixed for determination of shareholders entitled to receive such distribution, the Corporation will deliver to any such Holder, within five (5) Trading Days after such request (or, if later, on the effective date of such distribution), the Distributed Property that any such Holder would have been entitled to receive in respect of the Conversion Shares for which the shares of Series J Preferred Stock could have been converted immediately prior to such record date regardless of whether an Authorized Share Deficiency then existed. If such Distributed Property is not delivered to any such Holder pursuant to the preceding sentence, upon any conversion by any such Holder of his or her shares of Series J Preferred Stock that occurs after such record date, any such Holder shall be entitled to receive, in addition to the Conversion Shares otherwise issuable upon such conversion, the Distributed Property that any such Holder would have been entitled to receive in respect of such number of Conversion Shares had any such Holder been the record holder of such Conversion Shares immediately prior to such record date.

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(d) Fundamental Changes. If, at any time while there are any shares of Series J Preferred Stock issued or outstanding, (i) the Corporation effects any merger or consolidation of the Corporation with or into another Person (other than the Holder), (ii) the Corporation or the Subsidiary effects any sale of all or substantially all of either of their assets in one or more transactions (other than to the Holders), (iii) any tender offer or exchange offer (whether by the Corporation or another Person other than the Holders) is completed pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property, or (iv) the Corporation effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (other than as a result of a subdivision or combination of shares of Common Stock described in Section 7(a)) (in any such case, a “Fundamental Change”), then, conversion of Series J Preferred Stock is permitted, even if such Fundamental Change occurs earlier than three years after the Original Issue Date and even if an Authorized Share Deficiency exists, and upon any subsequent conversion of Series J Preferred Stock, any Holder thereof shall have the right to receive, for each Conversion Share that would have been issuable upon such conversion absent such Fundamental Change, the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Change if it had been, immediately prior to such Fundamental Change and regardless of whether an Authorized Share Deficiency then existed, the holder of one share of Common Stock (the “Alternate Consideration”). For purposes of any such conversion, the determination of the Conversion Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Stock in such Fundamental Transaction, and the Corporation shall apportion the Conversion Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Change, then such Holders shall be given the same choice as to the Alternate Consideration it receives upon any conversion of shares of such Holders Series J Preferred Stock following such Fundamental Change.

(e) Calculations. All calculations under this Section 7 shall be made to the nearest cent or the nearest 1/10,000th of a share, as applicable. The number of shares of Common Stock outstanding at any given time shall not include shares owned or held by or for the account of the Corporation, and the disposition of any such shares shall be considered an issue or sale of Common Stock.

(f) Notice of Adjustments. Upon the occurrence of each adjustment pursuant to this Section 7, the Corporation at its expense will promptly compute such adjustment in accordance with the terms hereof and prepare and deliver to each Holder a certificate describing in reasonable detail such adjustment and the transactions giving rise thereto, including all facts upon which such adjustment is based.

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Section 8.    No Redemption. The shares of Series J Preferred Stock shall not be redeemable.

Section 9.    Definitions.

(a) “Alternate Consideration” shall have the meaning set forth in Section 7(d).

(b) “As Converted Common Stock” means the sum of the total number of shares of Common Stock issued and outstanding plus the total number of shares of Common Stock into which all issued and outstanding shares of Series J Preferred Stock is convertible (regardless of whether an Authorized Share Deficiency then existed).

(c) “Authorized Share Deficiency” shall have the meaning set forth in Section 4(c).

(d) “Certificate of Designations” means the Certificate of Designation of Series J Preferred Stock.

(e) “Common Stock” means the Corporation’s common stock, par value $0.001 per share.

(f) Common Stock Equivalency” means (i) for holders of Common Stock, the percentage obtained by dividing the number of shares of Common Stock owned by such holders by the As Converted Common Stock, and (ii) for the Holders, the percentage obtained by dividing the number of shares of Common Stock into which such Holder’s Series J Preferred Stock is convertible (regardless of whether an Authorized Share Deficiency exists) by the As Converted Common Stock.

(g) "Common Stock Equivalents” means any securities of the Corporation or the Subsidiaries which would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exchangeable for, Common Stock.

(h) “Conversion Date” means the date, subject to the provisions of Section 7(d), that is the earlier of (i) the date that Shareholder Approval is obtained and the requisite corporate action has been effected; or (ii) not less than three years subsequent to the Original Issue Date on which any Conversion Notice is received by the Corporation pursuant to Section 4(d).

(i) “Conversion Notice” means a written instruction from a Holder to the Corporation stating the Holder’s conversion of all or a portion of such Holder’s shares of Series J Preferred Stock and indicating the number of shares of Series J Preferred Stock being so converted, with the form of such instructions attached hereto as Annex A.

(j) “Conversion Price” shall have the meaning set forth in Section 4(b).

(k) “Conversion Shares” means the number of shares of Common Stock issuable upon conversion of Series J Preferred Stock.

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(l) “Dilutive Issuance” shall have the meaning set forth in Section 7(b).

(m) “Dilutive Issuance Notice” shall have the meaning set forth in Section 7(b).

(n) “Distributed Property” shall have the meaning set forth in Section 7(c).

(o) “Dividend Commencement Date” means the date that is the fourth anniversary of the Original Issue Date, provided that, on such date, an Authorized Share Deficiency exists.

(p) “Dividend Entitlement Period” means any period of time during which an Authorized Shared Deficiency exists commencing on or after the Dividend Commencement Date and ending upon such date that an Authorized Shared Deficiency no longer exists.

(q) “Dividend Payment Date” shall have the meaning set forth in Section 2(a).

(r) “Dividend Share Amount” shall have the meaning set forth in Section 2(a).

(s) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(t) "Exchange Agreement” means the Exchange Agreement, dated as of April 28, 2017, to which the Corporation and Nasrat Hakim are parties, as amended, modified or supplemented from time to time in accordance with its terms.

(u) “Exempt Issuance” means the issuance of (a) shares of Common Stock or options to employees, consultants, officers or directors of the Company pursuant to (i) any stock or option plan duly adopted by a majority of the non-employee members of the Board or a majority of members of a committee of non-employee directors established for such purpose or (ii) employment agreements with Company employees or (iii) consulting agreements entered into by the Company; (b) securities upon the exercise or exchange of or conversion of any Securities issued pursuant to the Exchange Agreement and/or other securities exercisable or exchangeable for or convertible into shares of Common Stock issued and outstanding on the date of the Exchange Agreement, provided that such securities have not been amended since the date of the Exchange Agreement to increase the number of such securities or to decrease the exercise price, exchange price or conversion price of such securities (other than in connection with stock splits or combinations) or to extend the term of such securities; (c) securities issued pursuant to acquisitions or strategic transactions approved by a majority of the disinterested directors of the Company, provided that any such issuance shall only be to a Person (or to the equity holders of a Person) which is, itself or through its subsidiaries, an operating company or an owner of an asset in a business synergistic with the business of the Company and shall provide to the Company additional benefits in addition to the investment of funds, but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities; and (d) any equity line transactions entered into between the Company and Lincoln Park Capital Fund, LLC during the calendar year ended December 31, 2017.

(v) “Fundamental Change” shall have the meaning set forth in Section 7(d).

(w) “Liquidation” shall have the meaning set forth in Section 6.

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(x) “Issuable Maximum” means, for purposes of Section 4(c), the balance of authorized shares of Common Stock that are not issued, outstanding or reserved for issuance to permit conversion of all of the then outstanding shares of Series J Preferred Stock and the exercise of all of the then outstanding common stock warrants issued in conjunction therewith.

(y) "Original Issue Date” means the date of the first issuance of any shares of the Series J Preferred Stock.

(z) “Person” means any individual, corporation, partnership, limited liability company, joint venture, trust, business association, organization or other entity.

(aa) “Series J Preferred Stock” shall have the meaning set forth in Section 1.

(bb) “Shareholder Approval” means the vote of Corporation shareholders, as may be required by Nevada law, to approve an increase in the number of authorized shares of Common Stock to permit conversion of all of the then outstanding shares of Series J Preferred Stock and the exercise of all of the then outstanding common stock warrants issued in conjunction therewith in excess of the Issuable Maximum without a corresponding decrease in the par value thereof.

(cc) "Stated Value” shall have the meaning set forth in Section 1.

(dd) “Subsidiary” means Elite Laboratories, Inc., a Delaware corporation.

(ee) “Trading Days” means any day that the principal Trading Market upon which the Common Stock trades or is quoted is open.

(ff)“Trading Market” means any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the NYSE MKT, the NYSE, OTCBB, OTCQB or OTCQX (or any successors to any of the foregoing).

[Signature page follows]

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IN WITNESS WHEREOF, this Certificate of Designation is executed on behalf of the Corporation as of April 28, 2017.

ELITE PHARMACEUTICALS, INC.

/s/ Carter J. Ward
Carter J. Ward, CFO

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ANNEX A

CONVERSION NOTICE

(TO BE EXECUTED BY THE REGISTERED HOLDER IN ORDER TO CONVERT SHARES OF SERIES J PREFERRED STOCK)

The undersigned hereby elects to convert the number of shares of Series J Convertible Preferred Stock indicated below into shares of common stock, par value US$0.001 per share (the “Common Stock”), of Elite Pharmaceuticals Inc., a Nevada corporation (the “Corporation”), according to the conditions hereof, as of the date written below. If shares are to be issued in the name of a Person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto and is delivering herewith such certificates and opinions as may be required by the Corporation. No fee will be charged to the Holder for any conversion, except for any such transfer taxes.

A	Date to Effect Conversion	:

B	Number of shares of Series J Preferred Stock owned prior to conversion	:

C	Number of shares of Series J Preferred Stock to be converted	:

D	Stated Value as per Section 1	:

E	Total Stated Value of shares of Series J Preferred Stock to be converted (C x D)	:

F	Applicable conversion price	:

G	Number of shares of Common Stock to be issued pursuant to this conversion of Series J Preferred Stock (E ÷ F)	:

H	Number of shares of Series J Preferred Stock subsequent to conversion (B-C)	:

HOLDER:	By:

Name:

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